UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 4
STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
( ) Check this box if no longer subject to Section 16.
Form 4 or Form 5 obligations may continue. See Instructions 1(b).
1. Name and Address of Reporting Person
   James P. Cronin
   5 Garret Mountain Plaza
   NJ, West Paterson 07424
2. Issuer Name and Ticker or Trading Symbol
   Cytec Industries Inc. (CYT)

3. IRS or Social Security Number of Reporting Person (Voluntary)
   ###-##-####
4. Statement for Month/Day/Year
   4/29/2003
5. If Amendment, Date of Original (Month/Day/Year)

6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   ( ) Director ( ) 10% Owner (X) Officer (give title below) ( ) Other (specify below)
   Executive Vice President & Chief Financial Officer
7. Individual or Joint/Group Filing (Check Applicable Line)
   (X) Form filed by One Reporting Person
   ( ) Form filed by More than One Reporting Person

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 Table I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned                                                 |
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1. Title of Security|2.    |2A.   |3.    |4.Securities Acquired (A)         |5.Amount of        |6.Dir |7.Nature of Indirect       |
                    |Trans-|Exec- |Trans |  or Disposed of (D)              |  Securities       |ect   |  Beneficial Ownership     |
                    |action|ution |action|                                  |  Beneficially     |(D)or |                           |
                    |      |      |    | |                  | A/|           |  Owned Following  |Indir |                           |
                    |Date  | Date |Code|V|    Amount        | D |    Price  |  Reported Trans(s)|ect(I)|                           |
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
Common Stock        |4/29/ |      |M   | |10000.00          |A  |5.42       |                   |D     |                           |
                    |2003  |      |    | |                  |   |           |                   |      |                           |
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Common Stock        |4/29/ |      |S   | |9700.00           |D  |31.80      |                   |D     |                           |
                    |2003  |      |    | |                  |   |           |                   |      |                           |
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Common Stock        |4/29/ |      |S   | |300.00            |D  |31.85      |81370.00           |D     |                           |
                    |2003  |      |    | |                  |   |           |                   |      |                           |
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Common Stock 1      |      |      |    | |                  |   |           |25399.00           |I 2   |savings plan 1             |
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
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 Table II -- Derivative Securitites Acquired, Disposed of, or Beneficially Owned                                                   |
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1.Title of   |2.Con-  |3.     |3A.   |4.    |5.Number of De |6.Date Exer|7.Title and Amount  |8.Price|9.Number    |10.|11.Nature of|
  Derivative |version |Trans- |Deemed|Trans-| rivative Secu |cisable and|  of Underlying     |of Deri|of Deriva   |Dir|Indirect    |
  Security   |or Exer |action |      |action| rities Acqui  |Expiration |  Securities        |vative |tive        |ect|Beneficial  |
             |cise    |       |Execu-|      | red(A) or Dis |Date(Month/|                    |Secu   |Securities  |(D)|Ownership   |
             |Price of|       |ution |      | posed of(D)   |Day/Year)  |                    |rity   |Benefi      |or |            |
             |Deriva- |       |      |      |               |Date |Expir|                    |       |ficially    |Ind|            |
             |tive    |       |      |      |           | A/|Exer-|ation|   Title and Number |       |Owned Follow|ire|            |
             |Secu-   |(Month/|(Month|    | |           | D |cisa-|Date |   of Shares        |       |ing Reported|ct |            |
             |rity    |Day/   |/Day/ |Code|V|  Amount   |   |ble  |     |                    |       |Trans-      |(I)|            |
             |        |Year)  |Year) |    | |           |   |     |     |                    |       |action(s)   |   |            |
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
Option Right |        |4/29/ 2|      |M   | |10000.00   |D  |     |     |Common Stock|10000.0|5.42   |471050.00   |D  |            |
to buy       |        |003    |      |    | |           |   |     |     |            |0      |       |            |   |            |
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Deferred Stoc|        |       |      |    | |           |   |     |     |Common Stock|       |       |48156.00    |D  |            |
k Award      |        |       |      |    | |           |   |     |     |            |       |       |            |   |            |
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             |        |       |      |    | |           |   |     |     |            |       |       |            |   |            |
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
Explanation of Responses:
1. Includes 2900 shares Beneficial ownership disclaimed; owned by wife.
2. Excludes shares held in Employees' Savings Plan which are eligible for deferred reporting on Form 5, as per note to instruction 4(a)(i).
SIGNATURE OF REPORTING PERSON
James P. Cronin